Ballard Power Systems Inc.

News Release

Ballard Reports First Quarter 2009 Results

For Immediate Release – April 28, 2009

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced its results for the first quarter ended March 31, 2009 today. All amounts are in U.S. dollars, unless otherwise noted.

“Our first quarter results are generally consistent with the outlook provided in January, with weak product shipments and revenue in Q1, expected to ramp up over the back half of the year,” said John Sheridan, President and CEO. He added, “While the negative macroeconomic backdrop is presenting clear risks to Ballard’s 15-30% revenue growth target, we still view this type of growth as attainable, but given the risks in the environment, more likely to the low end of this range.”

The company also confirmed its full year guidance for:

•	Total product shipments: 4,000 units (115% growth from 2008)

•	Operating cash consumption[1]: $17 million to $27 million (7% to 40% reduction from 2008)

First Quarter 2009 Overview

•	Total Product Shipments of 192 units, a decrease from 284 units in Q1 2008.

•	Shipments expected to ramp up over the back half of the year.

•	FCgenTM-1300 development program is on track for Indian market deployment.

•	Commissioning of BC Transit Olympic Buses proceeding on schedule for bus delivery by the consortium starting in August 2009.

•	Key progress in material handling, with lift truck fleet conversions by Plug Power for Central Grocers and Nestlé Waters.

•	Organizational restructuring completed, resulting in a 7% workforce reduction with annual cost savings of approximately $4 million.

•	Appointment of Bruce Cousins as CFO on April 6, 2009 and Michael Goldstein as Chief Commercial Officer on April 27, 2009.

First Quarter 2009 Financial Highlights

•	Revenue was $8.1 million (Q1 2008: $16.0 million).

•	Product and service revenues for the core Fuel Cell Products segment of $3.9 million were consistent with the prior year quarter.

•	The overall year over year quarterly decline was primarily driven by:

•	The slow down in the automotive sector and its impact on Contract Automotive and Material Products revenues; and

•	The decline in engineering development revenues due primarily to the elimination of automotive fuel cell development work subsequent to the closing of the AFCC transaction and completion of the 1kW residential cogeneration fuel cell development program, both in 2008.

•	Operating expenses, excluding depreciation and amortization decreased $3.4 million.

•	Research and product development decreased $3.8 million to $7.8 million.

•	Sales and Marketing flat at $1.8 million.

•	General and Administrative increased $0.4 million to $4.3 million, which includes $1.1 million in severance expense related to the 7% workforce reduction.

•	Operating cash consumption[1] was $11.0 million, a 20% increase from $9.2 million in the first quarter of 2008.

•	Net Loss was ($18.6) million or ($0.22) loss per share, a decrease of $99.6 million from Q1 2008 net income of $81.0 million. 2008 net income included a $97 million gain from the sale of our automotive assets.

•	Normalized net loss[1] was ($17.5) million or ($0.21) per share, representing a $1.6 million increase in loss from Q1 2008 ($15.9 million) driven by lower margins and engineering development revenues, partially offset by reductions in operating expenses.

•	Cash reserves of $66.7 million and debt-free balance sheet.

First Quarter 2009 Financial Results

Ballard’s revenues for the three months ended March 31, 2009 decreased to $8.1 million, or 50%, compared to $16.0 million for the first quarter of 2008 due primarily to the continuing slowdown in the automotive sector negatively impacting the supporting business segments. Contract Automotive and Material Products revenues were down $5.6 million due to lower shipments of light-duty automotive modules and carbon friction material products combined with the elimination of light-duty automotive fuel cell program work subsequent to the closing of the AFCC Transaction on January 31, 2008 (the “AFCC Transaction”). In addition, Fuel Cell Products engineering development revenues were down $2.3 million due primarily to the completion of the 1kW residential cogeneration fuel cell development program in the third quarter of 2008. In the core Fuel Cell Products segment, product and service revenues of $3.9 million were essentially flat versus the prior year quarter of $4.0 million.

Ballard’s net loss for the three months ended March 31, 2009 increased to $18.6 million, or ($0.22) per share, compared with net income of $81.0 million, or $0.87 per share, in the first quarter of 2008. The first quarter net income in 2008 included a gain on sale of assets of $96.9 million related to the AFCC Transaction. The first quarter net loss in 2009 included severance and related costs of $1.1 million relating to a 7% workforce reduction initiated in March 2009.

Ballard’s normalized net loss1 for the first quarter of 2009 increased $1.6 million to $17.5 million, or ($0.21) per share, compared with a normalized net loss of $15.9 million, or ($0.17) per share, for 2008. Product and service revenue and related gross margin declines of $4.0 million and $1.7 million, respectively, combined with lower engineering development revenues of $3.9 million, were only partially offset by reductions in operating expenses of $4.5 million. In addition, declines in investment and other income of $1.1 million negatively impacted normalized net loss in 2009 as compared to 2008.

Operating cash consumption1 for the three months ended March 31, 2009 increased 20% to $11.0 million, compared to $9.2 million for the first quarter of 2008. The higher operating cash consumption in the first quarter of 2009 was driven by increased capital expenditures, a decline in investment income, lower product and service gross margins and lower engineering development revenues. These increases were partially offset by lower working capital requirements and lower operating expenses.

Total Product Shipments:

	Three months ended March 31,
	2009	2008	% Change
Total Product Shipments	192	284	(32%)

Key Markets:
Material Handling	7	57	(88%)
Backup Power	76	99	(23%)
Residential Cogeneration	102	49	108%

Revenue breakdown:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2009			2008
	Product			Product
	and	Engineering		and	Engineering
	Service	Development	Total	Service	Development	Total

Fuel Cell Products	$3,912	$-	$3,912	$4,006	$2,314	$6,320
Contract Automotive	1,877	-	1,877	5,190	1,618	6,808
Material Products	2,295	-	2,295	2,915	-	2,915

	$8,084	$-	$8,084	$12,111	$3,932	$16,043

For a more detailed discussion of Ballard Power Systems’ first quarter 2009 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml.

Endnotes:
1 Normalized net loss and operating cash consumption are non-GAAP measures used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Normalized net loss measures Ballard’s net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets held for sale, losses from discontinued operations, write-downs of long-lived assets and severance and related costs are not considered part of Ballard’s core activities, and are either unusual or are expected to occur infrequently. Therefore Ballard removes these in the calculation of normalized net loss. Operating cash consumption measures the amount of cash required to fund the operating activities of Ballard’s business and excludes financing and investing activities except for net additions to property, plant and equipment.

First Quarter 2009 Conference Call
Ballard will hold a conference call to discuss its first quarter 2009 financial results on Wednesday, April 29, 2009 at 8:00 a.m. PST (11:00 a.m. EST). The live call can be accessed by calling +1-604-638-5340. The live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, an audio recording will be available for approximately 24 hours and can be accessed at +1-604-638-9010 using confirmation number 6325#. The audio webcast with slides will also be archived in the Investor Events & Conference Calls section of Ballard’s website for approximately 90 days.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements, including estimated future product shipments, revenue and operating cash consumption contained in our outlook, which are provided to enable external stakeholders to understand our expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
For further information, or to arrange an interview with a Ballard spokesperson, please contact Amy Harada Bradley at telephone number 604-412-7913 or on e-mail amy.harada@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.